Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Visible Genomics, Inc.
17W220 22nd St, Suite 410
Oakbrook Terrace, IL 60181
https://www.visiblegenomics.com/

Up to $1,234,997.52 in Common Stock at $9.48
Minimum Target Amount: $14,997.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Visible Genomics, Inc.
Address: 17W220 22nd St, Suite 410, Oakbrook Terrace, IL 60181
State of Incorporation: NV
Date Incorporated: June 06, 2024

Terms:

Equity

Offering Minimum: $14,997.36 | 1,582 shares of Common Stock
Offering Maximum: $1,234,997.52 | 130,274 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $9.48
Minimum Investment Amount (per investor): $492.96

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus

As you are a current customer as of July 31st 2024, friends and family, a board member or advisory board member of Visible Genomics, or a part of Visible Genomics' strategic alliances as of July 31, 2024, you are eligible for 15% bonus shares.

Testing the Waters Reservations Page Bonus

All Reservation Holders will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,500+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - Day 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - Day 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1 Visible Genomics Test Kit Coupons**

Tier 2: Invest $5,000+ and receive 5% bonus shares + 1 Visible Genomics Test Kit Coupons**

Tier 3: Invest $10,000+ and receive 10% bonus shares + 2 Visible Genomics Test Kit Coupons**

Tier 4: Invest $20,000+ and receive 15% bonus shares + 2 Visible Genomics Test Kit Coupons**

Tier 5: Invest $50,000+ and receive 20% bonus shares + 2 Visible Genomics Test Kit Coupons**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Test Kits are not available in the state of New York or Rhode Island.

The 10% StartEngine Venture Club Bonus

Visible Genomics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $948. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the TTW Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Visible Genomics, Inc. ("the Company") is a pioneering genetics-based testing and risk assessment company with a focus on severe ocular diseases.

Founded with the mission to revolutionize personalized eye care in order to provide people with early risk indicators to mitigate and/or delay the onset of severe ocular diseases through genetic testing in an easy, affordable, and understandable manner. After a DNA sample is collected from a patient that is delivered to a CLIA (1) lab for analysis along with their health data inputs, the Company utilizes its proprietary algorithms to generate a test result indicating the level of risk in developing a severe ocular disease during a patient's lifetime. An individualized comprehensive test result is delivered to a patient and their eye-care professional for further evaluation, consultation and recommendation to design a personalized health wellness plan to help delay the potential onset of ocular diseases or slow down its advancement. The Company initially launched its AMDiGuard test kit in January 2020, which focuses on age-related macular degeneration ("AMD"), the primary cause of legal blindness in the U.S.A. With the aging population, nearly 20 million Americans are currently affected by some form of AMD, and more than 20 million are at risk. Visible Genomics is evaluating enhancing its portfolio with new genetic tests for glaucoma and diabetic retinopathy. We believe these tests will broaden our ability to address unmet critical needs in eye care for patients that are prone to these severe ocular diseases.

Business Model

Visible Genomics employs a multi-channel marketing strategy targeting both eye-care professionals (independent and national chains) and consumers to create greater awareness of the needs for genetic testing for vision health. The company plans to expand its sales channels to include primary care physicians, in-store retailers and pharmacies. Future plans include co-marketing with nutraceutical companies, senior affinity groups such as AARP, and wellness advocates. Visible Genomics also aims to partner with pharmaceutical and biotech companies to leverage its outcome measurement data, enhancing drug development and new therapies. We believe this comprehensive approach ensures broad market penetration and continuous revenue growth.

Trademarks and Proprietary Technology

Visible Genomics leverages its trademarks and proprietary technology and extensive research in genetics to develop its testing products. The company plans to continue to invest in research and development to stay at the forefront of the genetic-testing industry, which can help ensure that Visible Genomics maintains a competitive edge while offering innovative solutions to its customers.

Corporate Structure

Visible Genomics, Inc., a Nevada Corporation, was formed on June 6, 2024. The Company completed a statutory merger, effective July 1, 2024, with Visible Genomics, LLC, an Illinois limited liability company ("VGIL"), formed on December 1, 2017, to transition from a limited liability company to a corporation. The Company and VGIL have ceased to exist separately and VGIL has been merged with and into the Company, which has been the designated surviving corporate entity that will continue to operate the Company's business. The Company is a C corporation for federal income tax purposes, and is recognized as a separate tax-paying entity, and will cease to be a pass-through entity tax entity.

Competitors and Industry

Competitors

Visible Genomics operates in a competitive landscape with limited players in the genetic testing and ocular health markets. Competitors include companies offering genetic testing services for eye diseases. However, Visible Genomics differentiates itself through its specialized focus on ocular genetics, advanced technology, and a robust marketing strategy targeting both professionals and consumers.

Industry

The ocular health and genetic testing industry is experiencing growth due to the increasing prevalence of eye diseases and advancements in genetic research. Nearly 20 million adults in the U.S. have some form of age-related macular degeneration, with this number expected to double in the coming years. The global cost of visual impairment due to AMD alone is estimated at $343 billion. As the population ages, the demand for effective screening and preventive measures is expected to rise, presenting substantial market opportunities for companies like Visible Genomics.

Current Stage and Roadmap

Current Stage

Visible Genomics is in the early growth stage, having successfully launched its initial product and established a solid market presence. The Company has secured equity investments totaling $795,700 from private investors and $1,165,000 in debt financing from its majority owner, Rendez LLC. Visible Genomics is currently focusing on expanding its product offerings, enhancing its marketing efforts, and entering new international markets.

Future Roadmap

Over the next few years, Visible Genomics plans to continue its expansion into new markets and enhance its product portfolio. The Company aims to increase its marketing and educational outreach to both the eye care community and patients, targeting in particular the elderly population who are the most prone to ocular diseases. Investment in research and development will focus on updates to existing tests and the creation of new tests for diabetic retinopathy and glaucoma. Visible Genomics intends to become the premier provider of genetic-based testing globally, with plans to expand services to Canada, Australia, Europe, and Asia within 18 months of completing current fundraising efforts.

The Team

Officers and Directors

Name: Scott Rediger

Scott Rediger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Co-Founder, Board Member
  Dates of Service: March, 2019 - Present
  Responsibilities: Scott oversees the overall strategic and operational direction of the company and oversees daily operations. He received an annual salary of $100,000 in 2022 and 2023. Additionally, Scott has accrued $75,000 of additional unpaid compensation for each of the years 2022 and 2023.

Name: Peter Vezmar

Peter Vezmar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Board Member
  Dates of Service: April, 2021 - Present

Responsibilities: Peter handles the financial activities of the Company. Peter has accrued $75,000 in compensation for each of the years 2022 and 2023.

Other business experience in the past three years:

- Employer: Life Assurance Company of America
  Title: Vice President & Treasurer and Director
  Dates of Service: January, 2016 - Present
  Responsibilities: Senior business and financial manager responsible for financial and regulatory activities and reporting, business development and board member who serves on audit and investment committees.

Other business experience in the past three years:

- Employer: Marula Enterprises Inc.
  Title: President
  Dates of Service: February, 2016 - Present
  Responsibilities: Provide financial advisory services primarily to closely held businesses, family offices and individuals, estates and trusts. Also, provide business brokerage services.

Name: Sherry Grisewood

Sherry Grisewood's current primary role is with Stewart & Stewart, Inc.. Sherry Grisewood currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2020 - Present
  Responsibilities: Sherry serves on the Board of Directors. She does not receive cash compensation. Sherry received equity grants for her Board services.

Other business experience in the past three years:

- Employer: Stewart & Stewart, Inc.
  Title: President
  Dates of Service: April, 1986 - Present
  Responsibilities: Sherry is the sole shareholder and President of Stewart & Stewart.

Other business experience in the past three years:

- Employer: Sterling Medical Devices
  Title: Consultant, independent member of the Board of Directors
  Dates of Service: March, 2015 - Present
  Responsibilities: Sherry was the financial and strategic consultant and executive coach to the CEO and members of the senior management. She continues to consult for the now former CEO on a sporadic basis.

Other business experience in the past three years:

- Employer: Mobitech Regenerative Medicine
  Title: Board Member, Co-Founder, Financial Consultant
  Dates of Service: September, 2015 - Present
  Responsibilities: Sherry serves on the Board of Directors and assists as a consultant.

Other business experience in the past three years:

- Employer: K9 Biotech LLC
  Title: Member of the Board of Directors
  Dates of Service: June, 2020 - Present
  Responsibilities: Board member duties, strategic consultant to management

Other business experience in the past three years:

- Employer: FoxHill Asset Management
  Title: Senior Investment Officer
  Dates of Service: July, 2017 - Present
  Responsibilities: Source and screen potential investments for this single family office.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate additional revenues, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to

interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our proprietary technology. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be a new operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights assigned by proxy to the Chief Executive Officer of the Company. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company

have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Visible Genomics was formed on December 1, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Visible Genomics has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the

right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependence on Adoption and Acceptance of Genetic Testing in Ocular Health

Visible Genomics' growth relies heavily on the widespread adoption and acceptance of its genetic tests for ocular diseases among eye-care professionals and patients. This is influenced by factors such as the level of awareness and understanding of genetic testing benefits, professional skepticism, regulatory challenges, insurance coverage and reimbursement policies, competitive technological advancements, and economic conditions. If these factors hinder the market penetration of Visible Genomics' products, it could adversely impact the company's growth and financial performance.

Our trademarks and other proprietary intellectual technology could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our proprietary technology. If competitors are able to bypass our trademarks or proprietary technology without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks could prevent us from enforcing them

Trademark litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) could have adverse consequences for the Company, including undermining the credibility of our proprietary technology, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rendez, LLC (90% owned by Peter Vezmar)	1,310,000	Common Stock	47.0%
Scott Rediger	810,000	Common Stock	29.1%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 130,274 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 2,786,666 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $300,000.00
Maturity Date: January 31, 2026
Interest Rate: 9.5%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Financing Event

Material Rights

The Company entered into a convertible note agreement in April 2020, which the Company could borrow up to $300,000 from VezArez, LLC which was then assigned to Rendez, LLC in July 2021, a related party. The original interest on the note was based on the London Interbank Offered Rate (LIBOR). In June 2023, LIBOR ceased being an interest rate benchmark. Subsequently, the interest on the note has been based on the prime rate as established by Wintrust Bank. The interest rates ranged from 5% to 8.5% in 2022 and 8.5% to 9.5% in 2023. The borrowed amount plus accrued interest is due upon request and payable at the option of the lender or the holder prior to conversion. The note is convertible into Common Stock of the Company at $2.50 per share, as may be adjusted from time to time for stock splits, stock dividends, etc., during a qualified financing event.

The maturity date shall automatically be extended until January 31, 2028 (the "Second Maturity Date"), so long as an Event of Default has not occurred and is continuing as of the First Maturity Date (January 31, 2026).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company.

Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Units
  Type of security sold: Equity
  Final amount sold: $795,700.00
  Number of Securities Sold: 1,393,333
  Use of proceeds: Operating working capital
  Date: January 01, 2023
  Offering exemption relied upon: Please provide.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenues for calendar year 2023 was $31,768 compared to $33,360 in calendar year 2022.

The decrease in revenue of $1,592 in 2023 from 2022 was primarily due to a decrease in the average sales price per test kits to customers in order to increase market interest in the company's product, resulting in an increase of 16% of test kits sold during 2023.

Cost of Sales

Cost of Sales for calendar year 2023 was $26,490 compared to $25,613 in calendar year 2022.

The increase in the cost of sales of $877 in 2023 from 2022 was primarily due to an increase of test units sold.

Gross Margins

Gross margins for calendar year 2023 were $5,278 compared to $7,747 in calendar year 2022.

The decrease in gross margins of $2,469 in 2023 from 2022 was primarily the result of the $1,592 reduction in revenues and the increase in the cost of sales of $877 during 2023.

Expenses

Expenses for the calendar year 2023 were $507,929 compared to $655,823 in calendar year 2023. The decrease in expenses of $147,894 in 2023 from 2022 was primarily due to following decreases:

Employee compensation & related expenses $91,087

Development and technology expenses $15,231

Marketing and sales related expenses $30,334

General & administrative expenses $11,241

Interest Expense

Interest expense for the calendar fiscal year 2023 was $98,176 compared to $43,359 in calendar year 2022. The increase in interest expense of $54,817 in 2023 from 2022 was primarily due to increases in advances from line of credit borrowings to fund the company's working capital and interest rate increase from its lenders during 2023.

Historical results and cash flows:

The Company is currently in its early growth stages and revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company has recently completed its product development and has begun its initial marketing, education and sales into target markets, which are not representative of what is to be expected in the future. Past cash was primarily generated from equity investments, debt borrowings and initial sales. Our goal is to continue to execute upon our strategic marketing plan in order to build deeper market awareness resulting in increased sales and realizing profitability with sustained cash flows for the company, while anticipating and addressing the various operational challenges that include, among others, recruiting and retaining key qualified personnel and support staff to help execute our plan, managing strategic partners and vendors to deliver needed resources and services, and having available working capital to execute our strategic plan..

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2024, the Company has capital resources available in the form of a capital contribution or shareholder loan in the amount of $500,000, and $7,700 cash in bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to continue to expand and accelerate our marketing efforts into target markets, and to fund our company operations.

These funds are required to support and advance marketing initiatives, which include investments in digital media and traditional advertising, conferences and trade shows, and hiring support staff to execute our growth plans.

The funds from this campaign are necessary to further establish the company as the leader in genetic eye testing with a primary focus on eye-care professionals and direct-to-consumers.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has available, 67% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate between ten and twelve months. This is based on a current monthly burn rate of approximately $40,000 for expenses related to salaries and related costs, professional fees , IT support, marketing expenses, and other administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate approximately 15 months, through the year ending December 2025, if the maximum amount is raised. The estimated monthly burn is $55,000. Marketing expenses are estimated to be approximately 67% of the total maximum raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including from private investors and potential strategic partners. Preliminary discussions are ongoing, however, no definitive agreements have yet occurred.

Indebtedness

- Creditor: Rendez, LLC
  Amount Owed: $300,000.00
  Interest Rate: 8.0%
  In April 2020, the Company entered into a convertible note agreement, which the Company could borrow up to $300,000 from VezArez, LLC which was then assigned to Rendez, LLC in July 2021, a related party. The original interest on the note was based on the London Interbank Offered Rate (LIBOR). In June 2023, LIBOR ceased being an interest rate benchmark. Subsequently, the interest on the note has been based on the prime rate as established by Wintrust Bank. The interest rates ranged from 5% to 8.5% in 2022 and 8.5% to 9.5% in 2023. The borrowed amount plus accrued interest is due upon request and payable at the option of the lender or the holder prior to conversion. The note is convertible into Common Stock at $2.50 per share of the Company during a qualified financing event.

- Creditor: Rendez, LLC
  Amount Owed: $865,000.00
  Interest Rate: 8.0%
  In September 2021, the Company entered into a loan agreement in which the Company could borrow up to $1,000,000 with an interest rate ranging from 8.5% to 9.5%, from Rendez, LLC, a related party. The total amount borrowed plus accrued interest is due upon request and payable at the option of the lender or the holder. The balance of this loan was $865,000 and $571,529 as of December 31, 2023 and 2022, respectively.

Related Party Transactions

- Name of Entity: Rendez LLC
  Names of 20% owners: Peter Vezmar
  Relationship to Company: Chief Financial Officer, Board Member
  Nature / amount of interest in the transaction: Peter Vezmar is a majority owner of Rendez, LLC. Peter is an officer and director of the Company.
  Material Terms: In September 2021, the Company entered into a Revolving note agreement with Rendez LLC, a majority owner of Visible Genomics, LLC, in which the Company could borrow up to $1,000,000. Additionally, in July 2021 Rendez, LLC, was assigned a note of $300,000 from the company's previous lender VezArez LLC. Peter Vezmar, Director and CFO is also the majority owner of Rendez, LLC. As of December 31, 2023, the Company has accrued $225,000 for his services since 2020.

Valuation

Pre-Money Valuation: $26,417,593.68

Valuation Details:

The pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has: (i) zero preferred stock outstanding; (ii) zero options or warrants with a right to acquire shares outstanding; and (iii) zero shares reserved for issuance under a stock plan.

The pre-money valuation ('PMV') does not take into account any convertible securities currently outstanding. The Company currently has $300,000 in a Convertible Note outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outsing convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.36 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.52, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing and Promotional Activities
  19.4%
  Expenses related to support and advance marketing and promotional initiatives, which include investments in digital media and traditional advertising, conferences and trade shows. 4% of the total use of proceeds will be used for marketing the Regulation Crowdfunding raise.

- Sales and Marketing Personnel
  47.7%
  Expenses and related costs associated with hiring and increasing direct sales and marketing personnel, including support staff.

- Product Development
  5.5%
  Expenses related to product updates and enhancements to proprietary technology.

- Operations/Burn
  21.9%
  Expenses related to salaries and related costs, professional fees , IT support, and other administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.visiblegenomics.com/ (www.visiblegenomics.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/visiblegenomics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Visible Genomics, Inc.

[See attached]



Visible Genomics, Inc. (the "Company")
A Nevada Corporation

Financial Statements (unaudited)
and
Independent Accountant's Review Report

As of Inception – June 6, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Visible Genomics, Inc. Management

We have reviewed the accompanying financial statements of Visible Genomics, Inc. which comprise the statement of financial position as of inception on June 6, 2024, and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Predecessor Entity:
Visible Genomics, LLC, an Illinois limited liability company formed on December 1, 2017, recently completed a statutory merger with the Company, effective July 1, 2024. As a result, Visible Genomics, Inc., a Nevada Corporation formed on June 6, 2024, will conduct a regulation crowdfunding raise in 2024 and shall be the designated surviving corporate entity that will continue to operate the Company's business.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
June 17, 2024

VISIBLE GENOMICS, INC.

STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of June 6
	2024
ASSETS	
Current Assets:	
Cash & Cash Equivalents	-
Total Current Assets	-
Non-Current Assets:	
Fixed Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Accrued Expenses	3,306
Other Current Liabilities	-
Total Current Liabilities	3,306
TOTAL LIABILITIES	3,306
EQUITY	
Common Stock	-
Additional Paid in Capital	(3,306)
Retained Earnings	(3,306)
TOTAL EQUITY	(3,306)
TOTAL LIABILITIES AND EQUITY	-

VISIBLE GENOMICS, INC.

STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - June 6, 2024
Revenues	-
Cost of Goods Sold	-
Gross Profit	-
Operating Expenses	
General and Administrative Expenses	3,306
Total Operating Expenses	3,306
Total Other Expense	3,306
Earnings Before Income Taxes, Depreciation, and Amortization	(3,306)
Depreciation Expense	-
Amortization Expense	-
Net Income (Loss)	(3,306)

VISIBLE GENOMICS, INC.

STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - June 6
	2024
OPERATING ACTIVITIES	
Net Income (Loss)	(3,306)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation Expense	-
Accrued Expenses	3,306
Prior Period Adjustment	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,306
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Net Cash increase (decrease) for period	-
Cash at the beginning of period	-
Cash at the end of period	-

STATEMENT OF SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(3,306)	(3,306)
Inception- June 6, 2024	-	-	-	(3,306)	(3,306)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Visible Genomics, Inc. ("the Company"), a Nevada Corporation, was formed on June 6, 2024. The Company completed a statutory merger with Visible Genomics, LLC, an Illinois limited liability company ("VGIL"), effective July 1, 2024, to transition from a limited liability company to a corporation. The Company and VGIL shall cease to exist separately and VGIL shall be merged with and into the Company, which shall be the designated surviving corporate entity that will continue to operate the Company's business.

The Company is a genetics-based testing and risk-assessment company with a focus on ocular diseases. After a DNA sample is collected from a patient for analysis along with other health data inputs, the Company utilizes its proprietary algorithms to generate a test result indicating the level of risk in developing a severe ocular disease during a patient's lifetime. The test result is delivered to a patient and their eye-care professional for further evaluation, consultation and recommendation to design a personalized health wellness plan to help delay the potential onset of ocular diseases or slow down its advancement. The Company initially launched its AMDiGuard test kit in January 2020, which focuses on age-related macular degeneration, the primary cause of legal blindness in the U.S.A. The Company's next generation test kits will address glaucoma and diabetic retinopathy. The Company believes its test kits are competitively priced and affordable to ensure accessibility to customers. The Company's headquarters is in Oakbrook Terrace, Illinois. The Company's customers will be primarily located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying statement of financial position has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to continue to generate revenues after completing its statutory merger with VGIL and raise needed working capital to fund its operations. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The Company's fiscal year end is December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the Company generates revenues by selling ocular genetic test kits to eye-care professionals and direct-to-customer markets. The Company's primary performance obligation is to deliver the genetic test kits with necessary contents and instructions to customers in order for them to collect their DNA samples and provide other health data inputs to perform the comprehensive risk test that determines a patient's likelihood of developing a severe form of an ocular disease during their lifetime. Revenue is recognized by the Company and payments are generally collected at the time orders are placed by customers.

General and Administrative

General and administrative costs include entity formation and filing fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations.

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $1 per share. No shares were issued and outstanding as of inception on June 6, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 17, 2024, the date these financial statements were available to be issued.

The Company completed a statutory merger with VGIL, effective July 1, 2024, to transition from a limited liability company to a corporation. Upon completion of the statutory merger, the Company and VGIL shall cease to exist separately and VGIL shall be merged with and into the Company, which shall be the designated surviving corporate entity that will continue to operate the Company's business. The Company will become a C corporation thereafter for federal income tax purposes, which will be recognized as a separate taxpaying entity, and it will cease to be a pass-through tax entity. (see Note 1)



Visible Genomics, LLC. (the "Company")
an Illinois Limited Liability Company

Financial Statements (unaudited)
and
Independent Accountant's Review Report

Years ended December 31, 2023 and 2022

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Visible Genomics, LLC Management

We have reviewed the accompanying financial statements of Visible Genomics, LLC which comprise the statements of financial position as of December 31, 2023 and 2022 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Successor Entity:
Visible Genomics, Inc. was incorporated in the State of Nevada on June 6, 2024 and recently completed a statutory merger with the Company, effective July 1, 2024. This corporation will conduct a regulation crowdfunding raise in 2024 and shall be the designated surviving corporate entity that will continue to operate the Company's business.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
June 17, 2024

VISIBLE GENOMICS, LLC

STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	3,808	8,973
Accounts Receivable	2,300	1,600
Inventory	6,543	6,248
Total Current Assets	12,651	16,821
Non-Current Assets:		
Fixed Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	12,651	16,821
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	75,266	66,231
Accrued Expenses	620,583	470,253
Accrued Interest	143,195	49,374
Due to Related Party	1,165,000	871,529
Total Current Liabilities	2,004,044	1,457,387
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	2,004,044	1,457,387
EQUITY		
Member's Capital	795,700	745,700
Accumulated Deficit	(2,787,093)	(2,186,266)
TOTAL EQUITY	(1,991,393)	(1,440,566)
TOTAL LIABILITIES AND EQUITY	12,651	16,821

STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Years Ended December 31,	
	2023	**2022**
Revenues	31,768	33,360
Cost of Goods Sold	26,490	25,613
Gross Profit	5,278	7,747
Operating Expenses		
Payroll Expenses	242,622	333,709
Development Costs	59,724	74,956
Professional Fees	89,354	94,160
Marketing Expenses	98,125	128,459
General and Administrative	18,104	24,539
Total Operating Expenses	507,929	655,823
Total Loss from Operations	(502,651)	(648,076)
Other Expense		
Interest Expense	98,176	43,359
Other Expense	-	-
Total Other Expense	98,176	43,359
Earnings Before Income Taxes, Depreciation, and Amortization	(600,827)	(691,435)
Depreciation Expense	-	-
Amortization Expense	-	-
Net Income (Loss)	(600,827)	(691,435)

VISIBLE GENOMICS, LLC

STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Years Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(600,827)	(691,435)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by (used in) operations:		
Depreciation Expense	-	-
Accounts Receivable	(700)	(1,600)
Inventory	(295)	(1,792)
Accounts Payable	9,035	22,682
Accrued Expenses	150,330	451,550
Accrued Interest	93,821	39,867
Due to Related Party	293,471	451,500
Other Current Liabilities	-	(3,525)
Prior Period Adjustment	-	(300,000)
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by (used in) operations:	545,662	658,682
Net Cash provided by (used in) Operating Activities	**(55,165)**	**(32,753)**
INVESTING ACTIVITIES	-	-
Fixed Assets	-	-
Net Cash provided by (used in) Investing Activities	**-**	**-**
FINANCING ACTIVITIES		
Member's Capital	50,000	21,000
Net Cash provided by (used in) Financing Activities	**50,000**	**21,000**
Net Cash increase (decrease) for period	**(5,165)**	**(11,753)**
Cash at the beginning of period	8,973	20,726
Cash at the end of period	3,808	8,973

STATEMENTS OF MEMBERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Class A Units		Retained Earnings	
	Units	$ Amount	(Deficit)	Total Members' Equity
Beginning balance at 1/1/2022	1,045,583	724,700	(1,194,831)	(470,131)
Contribution	19,879	21,000	-	21,000
Distribution	-	-	-	-
Prior Period Adjustment	-	-	(300,000)	(300,000)
Net income (loss)	-	-	(691,435)	(691,435)
Ending balance at 12/31/2022	1,065,462	745,700	(2,186,266)	(1,440,566)
Contribution	20,255	50,000	-	50,000
Distribution	-	-	-	-
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	(600,827)	(600,827)
Ending balance at 12/31/2023	1,085,717	795,700	(2,787,093)	(1,991,393)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Visible Genomics, LLC ("the Company"), an Illinois limited liability company, was formed on December 1, 2017. The Company is a genetics-based testing and risk-assessment company with a focus on ocular diseases. After a DNA sample is collected from a patient for analysis along with other health data inputs, the Company utilizes its proprietary algorithms to generate a test result indicating the level of risk in developing a severe ocular disease during a patient's lifetime. The test result is delivered to a patient and their eye-care professional for further evaluation, consultation and recommendation to design a personalized health wellness plan to help delay the potential onset of ocular diseases or slow down its advancement. The Company initially launched its AMDiGuard test kit in January 2020, which focuses on age-related macular degeneration, the primary cause of legal blindness in the U.S.A. The Company's next generation test kits will address glaucoma and diabetic retinopathy. The Company believes its test kits are competitively priced and affordable to ensure accessibility to customers. The Company's headquarters is in Oakbrook Terrace, Illinois. The Company's customers are primarily located in the United States.

Effective July 1, 2024, the Company completed a statutory merger with Visible Genomics, Inc., a Nevada corporation ("VGNV") formed on June 6, 2024, to transition from a limited liability company to a corporation. The Company and VGNV shall cease to exist separately and the Company shall be merged with and into VGNV, which shall be the designated surviving corporate entity that will continue to operate the Company's business.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying statements of financial position have been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise needed working capital to fund its operations. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,808 and $8,973 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific order identified on the customer's digital sales receipts. Payments are generally made through credit card, bank's automated clearing house, or checks.

The Company does not estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary.

Inventory

Inventory consisted primarily of purchased goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 consisted of the purchased goods amounting to $6,543 and $6,248, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the Company generates revenues by selling ocular genetic test kits to eye-care professionals and direct-to-customer markets. The Company's primary performance obligation is to deliver the genetic test kits with necessary contents and instructions to customers in order for them to collect their DNA samples and provide other health data inputs to perform the comprehensive risk test that determines a patient's likelihood of developing a severe form of an ocular disease during their lifetime. Revenue is recognized by the Company and payments are generally collected at the time orders are placed by customers.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's members. As such, no provision for income tax is recognized on the Statement of Operations.

Marketing Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, office supplies, promotional activities, bank charges and fees, and other miscellaneous expenses.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In September 2021, the Company entered into a Revolving note agreement with Rendez LLC, a majority owner of Visible Genomics, LLC, in which the Company could borrow up to $1,000,000. Additionally, in July 2021 Rendez, LLC, was assigned a note of $300,000 from the company's previous lender VezArez LLC. See Note 5 below for further details on the notes.

Peter Vezmar, Director and CFO is also the majority owner of Rendez, LLC. As of December 31, 2023, the Company has accrued $225,000 for his services since 2020.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently disputing a 2020 tax collection matter regarding Form 940 from the IRS for approximately $1,900, and is waiting on a resolution. Other than this, the Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Note – In April 2020, the Company entered into a convertible note agreement, which the Company could borrow up to $300,000 from VezArez, LLC which was then assigned to Rendez, LLC in July 2021, a related party, see Note 3 above. The original interest on the note was based on the London Interbank Offered Rate (LIBOR). In June 2023, LIBOR ceased being an interest rate benchmark. Subsequently, the interest on the note has been based on the prime rate as established by Wintrust Bank. The interest rates ranged from 5% to 8.5% in 2022 and 8.5% to 9.5% in 2023. The borrowed amount plus accrued interest is due upon request and payable at the option of the lender or the holder prior to conversion. The note is convertible into Class A Units of the Company during a qualified financing event.

Revolving Note – In September 2021, the Company entered into a loan agreement in which the Company could borrow up to $1,000,000 with an interest rate ranging from 8.5% to 9.5%, from Rendez, LLC, a related party, see Note 3 above. The total amount borrowed plus accrued interest is due upon request and payable at the option of the lender or the holder. The balance of this loan was $865,000 and $571,529 as of December 31, 2023 and 2022, respectively.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 31, 2023				For the Year Ended December 31, 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Note	300,000	8.5% -9.5%	On Demand	300,000	-	300,000	53,794	300,000	-	300,000	26,219
Revolving Note	865,000	8.5% -9.5%	On Demand	865,000	-	865,000	89,401	571,529	-	571,529	23,155
Total	1,165,000			1,165,000	-	1,165,000	143,195	100,000	-	871,529	49,374

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2023 is below.

Holder (Security)	Class A Units	Ownership
Rendez, LLC	655,000	60.33%
SR	230,000	21.18%
PV	15,000	1.38%
SG	15,000	1.38%
Other Investors	170,717	15.72%
Total	1,085,717	100.00%

The Members' interests in the Company shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. The Company is authorized to issue two (2) classes of Units designated as Class A Units and Class B Units. In addition to the Class A Units and the Class B Units, the Company is authorized, subject to compliance with the provision of pre-emptive rights, to authorize and issue or sell to any Person any new type, class or series of Units and Units Equivalents.

All Class B units that were previously issued have been converted to Class A units at December 31, 2023 and December 31, 2022.

<u>Voting Rights</u>
Each Member holding Class A Units shall be entitled to one (1) vote for each such Class A Unit held by such Member on all matters set forth on which Members holding Units are entitled to vote.

If any Class B Units are issued, each Member holding Class B Units shall be entitled to one (1) vote for each such Class B Unit held by such Member on all matters set forth on which Members holding Units are entitled to vote, unless the Managers determine different voting rights.

All Units shall vote together as a single class on all matters on which such Units are entitled to vote hereunder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 17, 2024, the date these financial statements were available to be issued.

The Company completed a statutory merger with VGNV, effective July 1, 2024, to transition from a limited liability company to a corporation. Upon completion of the statutory merger, the Company and VGNV shall cease to exist separately and the Company shall be merged with and into VGNV, which shall be the designated surviving corporate entity that will continue to operate the Company's business. The Company will become a C corporation thereafter for federal income tax purposes, which will be recognized as a separate taxpaying entity, and it will cease to be a pass-through tax entity. (see Note 1)

.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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GET A PIECE OF VISIBLE GENOMICS

Preventing Vision Loss with a Simple Genetic Test

Visible Genomics is an early-growth stage genetics-based testing and risk assessment company with a focus on severe ocular diseases. Our signature product, AMDiGuard™, is a simple cheek swab test that uses advanced DNA analysis and proprietary algorithms to ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Preventing

VISION LOSS

With a Simple Genetic Test


Visible
GENOMICS™

$0 Raised

| OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS |

Get Equity
$9.48 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$492.96	$26.42M

REASONS TO INVEST

Our pioneering genetic test AMDiGuard™ is a simple, cost-effective solution to assess risk of advanced AMD, a leading cause of blindness in the U.S., and enables personalized treatment to help prevent vision loss.

 We are tapping into a vast opportunity (estimated TAM of $4B), addressing an unmet need for proactive genetic screening. Nearly 20M U.S. adults have AMD and up to 70% of cases are caused by genetics.

 Our strong leadership team has expertise in genetics, research bioinformatics, and eye care. We believe our key relationships with eyecare industry leaders are further driving innovation and market expansion.

TEAM



Scott Rediger • Chief Executive Officer, Co-Founder, Board Member

Scott is a seasoned entrepreneur with a proven track record in building and scaling companies, including founding/co-founding four companies & raising over $275M in financing. He has grown startups to over $50M in annual revenues. As a visionary leade...

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Peter Vezmar • Chief Financial Officer, Board Member

Peter leverages his deep expertise in life sciences & healthcare to drive success, especially in middle markets. As CFO and majority owner of Visible Genomics, he guides companies through growth & market opportunities. His experience includes leading ...

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Piru Perampulam, Ph.D. • Algorithm Engineering Lead

Dr. Perampalam, a distinguished biochemist and bioinformatics engineer, has over a decade of experience in the biopharma industry with companies like Roche and Genentech. Holding a PhD in Biochemistry from Western University, he excels in ...

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THE PITCH

Pioneering Personalized Eye Care for a Brighter Future

Nearly 20 million Americans are affected by age-related macular degeneration (AMD) and more than 20 million are currently at risk.[1] Early intervention can delay or prevent the onset of AMD, but most people don't know their risk of disease. They get diagnosed only after symptoms have already appeared.

Founded by industry veterans with decades of experience, Visible Genomics is a pioneering genetics-based testing and risk assessment company with a mission to empower patients and doctors to prevent or delay the onset of advanced AMD – a leading cause of blindness in the U.S. and around the world.[1] Leveraging cutting-edge technology and proprietary algorithms to analyze DNA, along with other basic health and environmental factors known to influence AMD development, AMDiGuard™ is a simple cheek swab test that determines how likely a person is to be affected by advanced AMD in an easy, affordable, and understandable way. Finally, there is a tool to help assess the risk of this severe ocular disease before it starts.



OUTCOME
GOALS

Risk Profiling

Early Intervention

Vision Preservation

"We knew for years that family history of AMD is a "non-modifiable" risk factor; however, until now, we have not been able to know if any individual was or was not at a higher risk for AMD. With Visible Genomics testing, we can know if a particular patient is at higher risk for AMD or not, which should be a key component of any comprehensive AMD practice management system."

– Dr. Barry Eiden, OD, FAAO
President and Medical Director of North Suburban Vision Consultants, Ltd.

*The above testimonial may not be representative of the opinions or experiences of other medical professionals and is not a guarantee of future performance or success.

OVERVIEW

Visible Genomics offers two AMD genetic tests:

1. **AMDiGuard DNA Risk Test** for patients < 55 and with no clinical findings.

The Risk Test analyzes DNA and other health factors to assess the risk of developing advanced AMD. This test is best suited for patients under the age of 55 who may have. a family history of the disease.

1. **AMDiGuard Progression Test** for patients > 55 or with early or intermediate AMD.

The Progression Test is best suited for those over the age of 55 or who have been diagnosed with early or intermediate AMD. This test analyzes genetics to assess the risk of the disease progressing to advanced stages.



After a DNA sample is collected from the patient, along with their health data inputs, Visible Genomics utilizes its proprietary algorithms to generate a comprehensive individualized test result indicating the level of risk of developing severe ocular disease during a patient's lifetime. The results are delivered to a patient and their eye care professional for further evaluation, consultation, and recommendations.

Identifying the risk for AMD or its progression enables doctors to provide precision patient care and help prevent vision loss. Early genetic detection of a predisposition marker and swift intervention are critical in order to delay the possible onset or advancement of AMD.

Most people should undergo testing in their 40s. Armed with early risk awareness information, they may be motivated to take steps to reduce the risk of developing advanced AMD and to see their eye care professionals earlier and more frequently.



The Benefits of AMD Genetic Testing

Eye Care Professionals
- Precision patient care
- Provide enhanced practice value
- Prevent vision loss proactively
- Sustained revenue value

Patients/ Consumers
- Early risk awareness
- Prevent vision loss
- Personalized health and wellness
- Reduced long-term medical costs

With AMDiGuard tests, Visible Genomics aims to transform eye health for a brighter future.

"Understanding genetic risk will impact management strategy on an individual basis. Doctor and patient can come up with some management strategies to decrease AMD risk."

– Dr. Steve Ferrucci, OD, FAAO
Chief of Optometry at the Sepulveda VA

*The above testimonial may not be representative of the opinions or experiences of other medical professionals and is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

Addressing the Challenges of AMD



Normal Vision



Age-related Macular Degeneration

AMD is a condition affecting the macula – the central part of the retina responsible for sharp central vision. It typically develops slowly, silently stealing vision in the middle of the field of view. AMD impacts nearly 20 million Americans, and it is estimated that approximately 200 million people worldwide are living with AMD. This global number is expected to reach 288 million by the year 2040.[1] It's true that age is a factor, but genetics plays an important role. In fact, up to 70% of cases have a hereditary link.[2]



EARLY TREATMENT KEY TO PRESERVING VISION: 21-WEEK DELAY IN TREATMENT INCREASES RISK OF VISION LOSS 2.6X

ODDS RATIO FOR ADVERSE TREATMENT OUTCOME

DELAY OF TREATMENT FRM FIRST SEVERE AMD SYMPTOMS (WEEKS)

■ <7 ■ 7-21 ■ >21

Source: https://pubmed.ncbi.nlm.nih.gov/38193957/

Unfortunately, many people are unaware of their risk until their vision loss has become severe. For those who do not seek treatment or delay treatment for more than 21 weeks after symptoms appear, there is a 2.6 times greater increase in the likelihood of worsening vision after treatment begins versus those who begin treatment prior to seven weeks.[3] The lack of early risk awareness hinders proactive measures, including lifestyle changes and nutritional supplementation, that could slow or prevent AMD's progression.



The Visible Genomics Solution

- Simple DNA test
- Early detection and prevention of vision loss
- Personalized health & wellness
- Empowering eye care professionals & patients/consumers
- Increased access

Visible Genomics addresses this challenge head-on. AMDiGuard is a genetic test—a simple DNA swab—conveniently collected in a doctor's office or a patient's home. It offers valuable insights into the risk of developing advanced AMD and gives eye care professionals the knowledge they need to create personalized treatment plans to potentially delay or prevent vision loss in patients at high risk.

"Visible Genomics testing has transformed my macular degeneration practice from 'wait and see' to 'predict and monitor.' The Visible Genomics AMD genetic test tells me about my patients' causative genes along with their protective genes. This gives me and my patients significant peace of mind when determining how often to monitor their condition. Implementing this AMD genetic testing protocol has contributed significantly to the success of my practice, both as a revenue center and also a patient loyalty builder."

– Dr. James Hale

OD of Valley Eye Care

*The above testimonial may not be representative of the opinions or experiences of other medical professionals and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Bringing Future Eye Care Innovation into Focus



*Total addressable market analysis and calculations conducted internally by Visible Genomics.

Macular degeneration is expensive; the global cost of visual impairment due to AMD is estimated to be $343 billion.[4] As the population aged 60 and older increases, this number is expected to rise, along with the demand for effective screening and preventative measures.

We believe Visible Genomics stands at the forefront of a rapidly expanding ocular health and genetic testing market. A significant opportunity exists with a total addressable market estimate of $4 billion and the potential for added growth into worldwide markets.

After completing our proof of concept and product development, Visible Genomics launched AMDiGuard™ in January 2020, which provides a cost-effective and accessible solution for patients and providers, enabling them to better prioritize eye health. Our most recent focus has been on education and marketing to create a greater awareness of the need for genetic testing for vision health. This multi-faceted approach reaches both eye care professionals (independent and national chains) and consumers.

FORECASTED FUTURE OF VISIBLE GENOMICS

⊖→ Collaborate with key stakeholders

⊖→ Evaluating new genetic tests for glaucoma and diabetic retinopathy

⊖→ Expand outside the United States

We believe the future of AMDiGuard™ is bright. Visible Genomics plans to expand sales channels, such as primary care physicians. Our leadership team believes that strong partnerships are key to success and actively seeks out collaborators who share our vision and values. We aim to partner with nutraceutical companies, senior affinity groups such as AARP, and wellness advocates, in addition to collaborating with pharmaceutical and biotech companies to leverage outcome measurement data to enhance drug development and new therapies.

But we're not stopping there. Visible Genomics is evaluating and enhancing our portfolio with genetic tests for glaucoma and diabetic retinopathy. We believe this will broaden our ability to address unmet critical needs in eye care for patients who are prone to these severe ocular diseases.

Visible Genomics intends to become the premier provider of genetic-based testing globally with plans to expand services to Canada, Australia, Europe, and Asia within 18 months of completing current fundraising efforts.

WHY INVEST

Transforming Eye Care Outcomes for Millions



Visible
GENOMICS™
Invest in Visible Genomics Today
Join us as we work to empower millions around the world to see a brighter future.

Visible Genomics seeks to transform eye care by empowering practitioners and patients with actionable risk assessment for severe ocular diseases and personalized preventative medicine. The AMDiGuard™ is a simple, cost-effective genetic test that addresses AMD, a leading cause of blindness around the world. Looking forward, we are committed to expanding our offerings and are evaluating genetic tests for glaucoma and diabetic retinopathy.

We believe Visible Genomics is at the forefront of personalized eye care, offering a proactive approach to protecting vision for millions of people.

Be a part of a brighter future. Join us as we work to empower millions of people around the world to preserve a clear vision for tomorrow.

ABOUT

HEADQUARTERS

17W220 22nd St, Suite 410
Oakbrook Terrace, IL 60181

WEBSITE

View Site ↗

Visible Genomics is an early-growth stage genetics-based testing and risk assessment company with a focus on severe ocular diseases. Our signature product, AMDiGuard™, is a simple cheek swab test that uses advanced DNA analysis and proprietary algorithms to assess risk and analyze progression of age-related macular degeneration (AMD), empowering medical professionals and patients to potentially delay or prevent disease onset.

TERMS

Visible Genomics

Overview

PRICE PER SHARE	VALUATION
$9.48	$26.42M

DEADLINE ⓘ	FUNDING GOAL ⓘ
Nov. 6, 2024 at 7:59 AM UTC	$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$492.96	Equity

MAX INVESTMENT ⓘ	ASSET TYPE
$1,234,997.52	Common Stock

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
1,582	Common Stock

MAX NUMBER OF SHARES OFFERED	
130,274	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	
Offering Memorandum	
Financials	
Risks	

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives & Bonuses***</u>

Loyalty Bonus

As you are a current customer as of July 31st 2024, friends and family, a board member or advisory board member of Visible Genomics, or a part of Visible Genomics' strategic alliances as of July 31, 2024, you are eligible for 15% bonus shares.

Testing the Waters Reservations Page Bonus

All Reservation Holders will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $2,500+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 30% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - Day 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - Day 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1 Visible Genomics Test Kit Coupons**

Tier 2: Invest $5,000+ and receive 5% bonus shares + 1 Visible Genomics Test Kit Coupons**

Tier 3: Invest $10,000+ and receive 10% bonus shares + 2 Visible Genomics Test Kit Coupons**

Tier 4: Invest $20,000+ and receive 15% bonus shares + 2 Visible Genomics Test Kit Coupons**

Tier 5: Invest $50,000+ and receive 20% bonus shares + 2 Visible Genomics Test Kit Coupons**

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Test Kits are not available in the state of New York or Rhode Island.*

The 10% StartEngine Venture Club Bonus

Visible Genomics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $9.48 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $948. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the TTW Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Age related macular degeneration is the leading cause of legal blindness in the US, in nearly 20,000,000 Americans. And about 70% of these cases are caused by genetics.

Early intervention can delay the onset of AMD, but most people don't know their risk of disease beforehand and only get diagnosed after severe symptoms appear.

Now, with Visible Genomics eyecare professionals have a predictive tool to access the risk of ocular diseases in patients and enable the proactive management patient eyecare.

With a simple cheek swab, our test collects patient DNA. Leveraging advanced DNA technology, the genetic sample analyzed with proprietary algorithms to determine how likely it is that patient will be affected by AMD.

Professionals receive an easy to read record enabling them to optimize patient surveillance and help patients delay or prevent loss of vision.

Visible Genomics fills a clear medical need for an increasing aging population and is poised to change the standard of ocular care. With limited competition, a large total addressable market, a scalable digital platform and a strong experienced, leadership team. Visible Genomics has an early mover advantage to a $4 billion market opportunity.

We are looking for visionary investors to help more patients see the benefits of AMD eyeguard. Visible Genomics. Your eye into the future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Visible Genomics - TTW Week of July 28 and August 4th - Social Media Posts - LinkedIn & Facebook

Post #1 - Target Post Date: Aug. 2



Visible
GENOMICS
Invest in
THE FUTURE OF
EYE CARE
AMD Genetic Testing

Exciting news to share! We're offering a chance to be part of the future of eye care. We're launching a potential StartEngine crowdfunding campaign next week, and we want to reward early supporters with bonus shares if you show your interest now and choose to invest later. Learn more about our company, our growth plans, our financials, and investor benefits, and reserve your spot by clicking the RESERVE NOW button to register and follow our campaign. following our campaign. Learn more here: https://www.startengine.com/offering/visiblegenomics

#VisibleGenomics #GeneticTesting #AMD #StartEngine

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Post #2 - Target Post Date: August 5th


Visible GENOMICS
The Benefits of AMD Genetic Testing
Eye Care Professionals
Precision patient care
Provide enhanced practice value
Prevent vision loss proactively
Sustained revenue value
Patients/ Consumers
Early risk awareness
Prevent vision loss
Personalized health and wellness
Reduced long-term medical costs

There are so many benefits to genetic testing for advanced AMD, the most important of all being the potential prevention of vision loss. At Visible Genomics we are poised to make great changes in the future of eye care and we are inviting you to join us! Soon, we may be launching a crowdfunding campaign with StartEngine that will enable us to bring AMDiGuard™ to even more people. There's still time to express your interest and receive bonus shares should you decide to invest when the campaign goes live. Visit https://www.startengine.com/offering/visiblegenomics and reserve your spot.

#VisibleGenomics #GeneticTesting #AMD #StartEngine #Crowdfunding

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Target date: Friday Aug. 2
Target audience: 12K optometrist list

Subject: Join our Mission to Prevent AMD



Your eye into the future.
AMDiGuard DNA Risk Test
AMDiGuard DNA Progression Test
Visible GENOMICS™
RESERVE INTEREST TODAY

Dear [Name],

As you may know, nearly 20 million Americans are affected by age-related macular degeneration (AMD) and over 20 million more are at risk. Early intervention may delay or prevent the onset of AMD, but most people don't know their risk of the disease. They get diagnosed only after symptoms have appeared.

At Visible Genomics, we're on a mission to change the future of AMD. Our signature product, AMDiGuard™, is a simple cheek swab test that uses advanced DNA analysis and proprietary algorithms to assess risk and analyze progression of age-related macular degeneration (AMD), empowering medical professionals and patients to potentially delay or prevent disease onset.

We're thrilled to announce that we are taking reservations for a possible crowdfunding campaign on StartEngine next week. Our journey so far has been incredible and we are excited to invite you to be a part of our next chapter. In a show of appreciation for your early support, we're offering **exclusive bonus shares** to those who show interest this week before our campaign goes live, and then become an investor.

You might be wondering, "What exactly is a crowdfunding campaign?"

Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Why invest?

The Benefits of AMD Genetic Testing
Visible Genomics
Eye Care Professionals
Precision patient care
Provide enhanced practice value
Prevent vision loss proactively
Sustained revenue value
Patients/ Consumers
Early risk awareness
Prevent vision loss
Personalized health and wellness
Reduced long-term medical costs

- AMDiGuard™ is a simple, cost-effective solution to assess risk of advanced AMD, a leading cause of blindness in the U.S., and enables personalized treatment to help prevent vision loss.

- We are tapping into a vast opportunity (estimated TAM of $4B), addressing an unmet need for proactive genetic screening. Up to 70% of AMD cases are caused by genetics.

- Our strong leadership team has expertise in genetics, research bioinformatics, and eye care. We believe our key relationships with eyecare industry leaders are further driving innovation and market expansion.

What are the next steps?

- Discover more about our campaign here. You will learn more about our business and our growth plans, as well as our financials, investor benefits, and much more.

- Sign up for your FREE StartEngine account to show your interest by selecting the **RESERVE NOW** button here.

- Click the **WATCHLIST** button on our campaign to follow along with us and receive updates throughout the campaign.

We are so excited to share this opportunity with you and invite you to be a part of the future of eye care!

[Show Your Interest Today!] - *Button*

Best,
[Name]
Visible Genomics

Target date: **Friday Aug. 2nd**
Target audience: **Friends & Family list**

Subject: Be a Part of Something Big

Hi [Name],

We are grateful for your support of our mission to change the future of eye care and we are thrilled to announce that we are now taking reservations for a possible crowdfunding campaign on StartEngine next week!

As you may know, our signature product, AMDiGuard™, is a simple cheek swab test that uses advanced DNA analysis and proprietary algorithms to assess risk and analyze progression of age-related macular degeneration (AMD), empowering medical professionals and patients to potentially delay or prevent disease onset. A successful crowdfunding campaign will help us to bring AMDiGuard™ to more people who could benefit from its potential to improve lives.

We are writing to share an incredible opportunity with you, our friends, family, partners, past investors, and board members, to join us in achieving this goal. By showing your early interest in taking our crowdfunding campaign live, we're offering the opportunity to receive **exclusive bonus shares** should you decide to follow through with an investment.


Visible
GENOMICS
Your eye into the future.
AMDiGuard DNA Risk Test
AMDiGuard DNA
Progression Test
RESERVE
INTEREST
TODAY

What are the next steps?

- Discover more about our campaign here. You will learn more about our business and our growth plans, as well as our financials, investor benefits, and much more.

- Sign up for your FREE StartEngine account to show your interest by selecting the **RESERVE NOW** button here.

- Click the **WATCHLIST** button on our campaign to follow along with us and receive updates throughout the campaign.

We are so excited to share this opportunity with you and invite you to come along with us as we set out to brighten the future of eye care!

[Show Your Interest Today!] - *Button*

Best,
[Name]
Visible Genomics

Target date: **Monday, August 5th**
Target audience: **12K optometrist list**

Subject: Last Call For Bonus Shares

Dear [Name],

Time is running out to secure your exclusive bonus shares!

As a reminder, we're on the brink of launching a StartEngine crowdfunding campaign for AMDiGuard™, our groundbreaking genetic test to assess the risk of advanced age-related macular degeneration (AMD). Your support is crucial to our mission of changing the future of eye health.

Our exclusive "early bird" offer to receive bonus shares ends soon.

In case you missed our previous email, we are asking you to join us by showing interest in our campaign. Should you decide to invest in the future of eye care, you will receive bonus shares for expressing early interest.

What you can do:

- Discover more about our campaign here. You will learn more about our business and our growth plans, as well as our financials, investor benefits, and much more.
- Sign up for your FREE StartEngine account **today** and show your interest by selecting the **RESERVE NOW** button here.
- Click the **WATCHLIST** button on our campaign to follow along with us and receive updates throughout the campaign.

Our commitment:



The Visible Genomics Solution

- Simple DNA test
- Early detection and prevention of vision loss
- Personalized health & wellness
- Empowering eye care professionals & patients/consumers
- Increased access

Our **unwavering commitment** to improving eye health is evident in the development of AMDiGuard™, a groundbreaking genetic test that offers a simple, cost-effective solution to assess AMD risk and enable personalized treatment.

By addressing the significant unmet need for proactive genetic screening in a market estimated to reach $4B, we are **demonstrating our dedication** to combating advanced AMD, a condition affecting millions of Americans.

Our **deep-rooted expertise** in genetics, bioinformatics, and eye care, coupled with strategic partnerships, underscores our uncompromising focus on driving innovation and expanding access to life-changing solutions.

We are thrilled to have you on this journey with us. Together, we can brighten the future of eye care.

[Show Your Interest Today!] - *Button*

Best,
[Name]
Visible Genomics



Visible Genomics is taking reservations for a possible, upcoming round. Indicate interest today.

start engine



Watchlist

RESERVE NOW

GET A PIECE OF VISIBLE GENOMICS

Preventing Vision Loss with a Simple Genetic Test

Visible Genomics is an early-growth stage genetics-based testing and risk assessment company with a focus on severe ocular diseases. Our signature product, AMDiGuard™, is a simple cheek swab test that uses advanced DNA analysis and proprietary algorithms to ...

Show more

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



Preventing
VISION
LOSS
With a Simple
Genetic Test
Visible
GENOMICS

$0 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $0

INVESTORS ---

REASONS TO INVEST



- Our pioneering genetic test AMDiGuard™ is a simple, cost-effective solution to assess risk of advanced AMD, a leading cause of blindness in the U.S., and enables personalized treatment to help prevent vision loss.
- We are tapping into a vast opportunity (estimated TAM of $4B), addressing an unmet need for proactive genetic screening. Nearly 20M U.S. adults have AMD and up to 70% of cases are caused by genetics.
- Our strong leadership team has expertise in genetics, research bioinformatics, and eye care. We believe our key relationships with eyecare industry leaders are further driving innovation and market expansion.





No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Scott Rediger • Chief Executive Officer, Co-Founder, Board Member
Scott is a seasoned entrepreneur with a proven track record in building and scaling companies, including founding/co-founding four companies & raising over $275M in financing. He has grown startups to over $50M in annual revenues. As a visionary leade...
Read More





Peter Vezmar • Chief Financial Officer, Board Member
Peter leverages his deep expertise in life sciences & healthcare to drive success, especially in middle markets. As CFO and majority owner of Visible Genomics, he guides companies through growth & market opportunities. His experience includes leading ...
Read More





Piru Perampulam, Ph.D. • Algorithm Engineering Lead
Dr. Perampalam, a distinguished biochemist and bioinformatics engineer, has over a decade of experience in the biopharma industry with companies like Roche and Genentech. Holding a PhD in Biochemistry from Western University, he excels in ...
Read More



Show More

THE PITCH

Pioneering Personalized Eye Care for a Brighter Future

Nearly 20 million Americans are affected by age-related macular degeneration (AMD) and more than 20 million are currently at risk.[1] Early intervention can delay or prevent the onset of AMD, but most people don't know their risk of disease. They get diagnosed only after symptoms have already appeared.

Founded by industry veterans with decades of experience, Visible Genomics is a pioneering genetics-based testing and risk assessment company with a mission to empower patients and doctors to prevent or delay the onset of advanced AMD – a leading cause of blindness in the U.S. and around the world.[1] Leveraging cutting-edge technology and proprietary algorithms to analyze DNA, along with other basic health and environmental factors known to influence AMD development, AMDiGuard™ is a simple cheek swab test that determines how likely a person is to be affected by advanced AMD in an easy, affordable, and understandable way. Finally, there is a tool to help assess the risk of this severe ocular disease before it starts.


OUTCOME
GOALS
Risk Profiling
Early Intervention
Vision Preservation

"We knew for years that family history of AMD is a "non-modifiable" risk factor; however, until now, we have not been able to know if any individual was or was not at a higher risk for AMD. With Visible Genomics testing, we can know if a particular patient is at higher risk for AMD or not, which should be a key component of any comprehensive AMD practice management system."

– Dr. Barry Eiden, OD, FAAO

President and Medical Director of North Suburban Vision Consultants, Ltd.

**The above testimonial may not be representative of the opinions or experiences of other medical professionals and is not a guarantee of future performance or success.*

OVERVIEW

Visible Genomics offers two AMD genetic tests:

1. **AMDiGuard DNA Risk Test** for patients < 55 and with no clinical findings.

The Risk Test analyzes DNA and other health factors to assess the risk of developing advanced AMD. This test is best suited for patients under the age of 55 who may have. a family history of the disease.

1. **AMDiGuard Progression Test** for patients > 55 or with early or intermediate AMD.

The Progression Test is best suited for those over the age of 55 or who have been diagnosed with early or intermediate AMD. This test analyzes genetics to assess the risk of the disease progressing to advanced stages.


Genetics
+
Ocular Findings
+
Demographics
+
Behavioral Characteristics
=
Comprehensive AMD Risk Report

After a DNA sample is collected from the patient, along with their health data inputs, Visible Genomics utilizes its proprietary algorithms to generate a comprehensive individualized test result indicating the level of risk of developing severe ocular disease during a patient's lifetime. The results are delivered to a patient and their eye care professional for further evaluation, consultation, and recommendations.

Identifying the risk for AMD or its progression enables doctors to provide precision patient care and help prevent vision loss. Early genetic detection of a predisposition marker and swift intervention are critical in order to delay the possible onset or advancement of AMD.

Most people should undergo testing in their 40s. Armed with early risk awareness information, they may be motivated to take steps to reduce the risk of developing advanced AMD and to see their eye care professionals earlier and more frequently.



The Benefits of AMD Genetic Testing

Eye Care Professionals
- Precision patient care
- Provide enhanced practice value
- Prevent vision loss proactively
- Sustained revenue value

Patients/Consumers
- Early risk awareness
- Prevent vision loss
- Personalized health and wellness
- Reduced long-term medical costs

With AMDiGuard tests, Visible Genomics aims to transform eye health for a brighter future.

"Understanding genetic risk will impact management strategy on an individual basis. Doctor and patient can come up with some management strategies to decrease AMD risk."

– Dr. Steve Ferrucci, OD, FAAO
Chief of Optometry at the Sepulveda VA

*The above testimonial may not be representative of the opinions or experiences of other medical professionals and is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

Addressing the Challenges of AMD


Normal Vision


Age-related Macular Degeneration

AMD is a condition affecting the macula – the central part of the retina responsible for sharp central vision. It typically develops slowly, silently stealing vision in the middle of the field of view. AMD impacts nearly 20 million Americans, and it is estimated that approximately 200 million people worldwide are living with AMD. This global number is expected to reach 288 million by the year 2040.[1] It's true that age is a factor, but genetics plays an important role. In fact, up to 70% of cases have a hereditary link.[2]



EARLY TREATMENT KEY TO PRESERVING VISION: 21-WEEK DELAY IN TREATMENT INCREASES RISK OF VISION LOSS 2.6X



Source: https://pubmed.ncbi.nlm.nih.gov/38193957/

Unfortunately, many people are unaware of their risk until their vision loss has become severe. For those who do not seek treatment or delay treatment for more than 21 weeks after symptoms appear, there is a 2.6 times greater increase in the likelihood of worsening vision after treatment begins versus those who begin treatment prior to seven weeks.[3] The lack of early risk awareness hinders proactive measures, including lifestyle changes and nutritional supplementation, that could slow or prevent AMD's progression.



The Visible Genomics Solution

- Simple DNA test
- Early detection and prevention of vision loss
- Personalized health & wellness
- Empowering eye care professionals & patients/consumers
- Increased access

Visible Genomics addresses this challenge head-on. AMDiGuard is a genetic test—a simple DNA swab—conveniently collected in a doctor's office or a patient's home. It offers valuable insights into the risk of developing advanced AMD and gives eye care professionals the knowledge they need to create personalized treatment plans to potentially delay or prevent vision loss in patients at high risk.

"Visible Genomics testing has transformed my macular degeneration practice from 'wait and see' to 'predict and monitor.' The Visible Genomics AMD genetic test tells me about my patients' causative genes along with their protective genes. This gives me and my patients significant peace of mind when determining how often to monitor their condition. Implementing this AMD genetic testing protocol has contributed significantly to the success of my practice, both as a revenue center and also a patient loyalty builder."

– Dr. James Hale
OD of Valley Eye Care

The above testimonial may not be representative of the opinions or experiences of other medical professionals and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Bringing Future Eye Care Innovation into Focus



U.S. MARKET OPPORTUNITY

$4B

Estimated TAM

Total addressable market analysis and calculations conducted internally by Visible Genomics.

Macular degeneration is expensive; the global cost of visual impairment due to AMD is estimated to be $343 billion.[4] As the population aged 60 and older increases, this number is expected to rise, along with the demand for effective screening and preventative measures.

We believe Visible Genomics stands at the forefront of a rapidly expanding ocular health and genetic testing market. A significant opportunity exists with a total addressable market estimate of $4 billion and

testing market. A significant opportunity exists with a total addressable market estimate of $4 billion and the potential for added growth into worldwide markets.

After completing our proof of concept and product development, Visible Genomics launched AMDiGuard™ in January 2020, which provides a cost-effective and accessible solution for patients and providers, enabling them to better prioritize eye health. Our most recent focus has been on education and marketing to create a greater awareness of the need for genetic testing for vision health. This multi-faceted approach reaches both eye care professionals (independent and national chains) and consumers.


FORECASTED FUTURE OF VISIBLE GENOMICS
Collaborate with key stakeholders
Evaluating new genetic tests for glaucoma and diabetic retinopathy
Expand outside the United States

We believe the future of AMDiGuard™ is bright. Visible Genomics plans to expand sales channels, such as primary care physicians. Our leadership team believes that strong partnerships are key to success and actively seeks out collaborators who share our vision and values. We aim to partner with nutraceutical companies, senior affinity groups such as AARP, and wellness advocates, in addition to collaborating with pharmaceutical and biotech companies to leverage outcome measurement data to enhance drug development and new therapies.

But we're not stopping there. Visible Genomics is evaluating and enhancing our portfolio with genetic tests for glaucoma and diabetic retinopathy. We believe this will broaden our ability to address unmet critical needs in eye care for patients who are prone to these severe ocular diseases.

Visible Genomics intends to become the premier provider of genetic-based testing globally with plans to expand services to Canada, Australia, Europe, and Asia within 18 months of completing current fundraising efforts.

WHY INVEST

Transforming Eye Care Outcomes for Millions


Visible
GENOMICS
Invest in Visible Genomics Today
Join us as we work to empower millions around the world to see a brighter future.

Visible Genomics seeks to transform eye care by empowering practitioners and patients with actionable risk assessment for severe ocular diseases and personalized preventative medicine. The AMDiGuard™ is a simple, cost-effective genetic test that addresses AMD, a leading cause of blindness around the world. Looking forward, we are committed to expanding our offerings and are evaluating genetic tests for glaucoma and diabetic retinopathy.